Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

July 15, 2026

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Conference call conducted on July 9, 2026

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Conference call, conducted on July 9, 2026. Also please note that this transcript of the call has been uploaded on our website and is available at the following link.

Weblink: DRL_Semaglutide_Update_Call_Transcript_9July2026.pdf

This is for your information and records.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy's Laboratories Limited's

Semaglutide Update Call

July 9, 2026

Management:	Mr. Erez Israeli: Chief Executive Officer
Mr. M. V. Narasimham: Chief Financial Officer
Ms. Aishwarya Sitharam: Head – Investor Relations

Semaglutide Update Call Transcript
July 9, 2026

Aishwarya Sitharam:

Good day, everyone, and thank you for joining us on such short notice. I'm Aishwarya Sitharam. I head Investor Relations at Dr. Reddy's. Joining us today are members of the leadership team, Mr. Erez Israeli, our Chief Executive Officer, and Mr. M. V. Narasimham, MVN, our Chief Financial Officer.

As you are aware, earlier today, we've made a disclosure regarding semaglutide, a key product in our portfolio and we've organized this call to provide clarifications around this disclosure, and also to answer any questions that you may have. We will start today's call with Erez providing a brief overview on the matter, and then we will open the floor later for questions.

I would like to remind everyone that we are currently in our silent period related to our Q1FY27 financial results, and I would request everyone to restrict the questions to the topic on hand.

Before we proceed, I would like to call out some housekeeping points. All participants will be on the listen-only mode during the opening remarks. Should you need any technical assistance during the call, please use the chat function on your Zoom application. The chat will not be monitored for any questions to the management. The session is being recorded and both the audio as well as the transcript of this call will be made available on our website. Please note that this call is the proprietary material of Dr. Reddy's Laboratories Limited and may not be rebroadcasted or quoted in any media or public forum without prior written consent from the company.

With that, let me hand the call over to Erez. Over to you. Thank you.

Erez Israeli:

Thank you so much, Aishwarya. Good day, everyone. I really, really appreciate that you came both, on short notice, as well as, for some of you, it's very early in the morning. So, I really, really appreciate that.

Given the importance of this product and our commitment to both, transparency and governance, as well as the relationship with you, the relevant stakeholders. We just recently met many of you. It was important for us to communicate a development related to semaglutide, as early as possible. It is something we got to know about yesterday. We managed to do it fast and crisp, in order to make sure that we are both in compliance as well as maintaining good relationship, I believe that’s the right transparency.

To support the growing demand for Semaglutide injection globally, we scaled up the synthetic API manufacturing process at our API facility, with the intent of increasing the API output. While the API itself met the specifications, one of the impurities were found to be out of specifications upon testing of the finished drug product. It means that it was degrading while we made the formulation.

As a result, we are undertaking a thorough investigation to determine the root cause and implement, obviously, the necessary process improvements. After that, we will complete validation of the revised manufacturing process or parameters, before we can resume commercial supplies. I'm a bit out of the script, but which means that at the time that we did the validation of the scale-up, we saw while we tested the API, that it's out of specs, and therefore, it requires validation to be repeated. This is of the new material and not related to the old material that we sent.

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Semaglutide Update Call Transcript
July 9, 2026

Subject to a successful validation, we will resume commercial supply to our long term partner, OneSource, and will be on track to supply, hopefully, 6-7 million pens between Q3 and Q4 of FY27.

I would also like to highlight four important points:

1.   Our manufacturing facilities continue to operate in compliance with applicable cGMP and global regulatory requirements. Obviously, we are meeting and we will continue to meet all those requirements.

2.   There is no impact on the product's existing global regulatory filings, whether approved or currently under review. No changes to that.

3.   Based on the assessment conducted to date, we believe there is no patient safety impact associated with product, already supplied to the market. People who took the product or customers of the product are safe. The issue has nothing to do with whatever we sent to the market. It was in the scale-up batch.

4.    And, there is no impact on the supply of Semaglutide oral tablets, which utilizes a difference API source. It is not relevant.

While this may result in a temporary delay to commercial supplies, we believe we have taken the right course of action to ensure consistent product quality as we scale. We remain committed to resolving the issue with urgency and to supporting our partners and patients through a reliable long-term supply of this important metabolic therapy.

With that, we will be happy to take any questions.
Aishwarya Sitharam:	Thanks, Erez. The first question is from the line of Damayanti Kerai from HSBC. Damayanti, please go ahead.
Damayanti Kerai:

Hi, thank you for the opportunity. Erez, just want to understand, in your initial assessment, how long it will take for resolving this issue? You mentioned you are still confident about supplying 6 to 7 million pens between 3Q and 4Q. So, timeline for resolution? If it gets extended, how should we see the supply situation? If you can clarify on that, please.

Erez Israeli:

Sure. So, we will make now the necessary adjustments and tweak the process of the API. Then, we need to take three validation batches again. We need to send them to OneSource for the drug products and then we need to test. All these activities, right now with our current timelines, should take us somewhere around September. If this will happen, I will tell you after that the risk of that, but if this will happen, it means that commercial API scale can come to OneSource during October, and then they can make the product. Which means that the actual supply to the market can resume, let's say, late October, early November, something like that.

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Semaglutide Update Call Transcript
July 9, 2026

Is there a risk that we can fail again? Always. There is confidence, but naturally there is a risk of a further delay. Right now, this is the 6 to 7 million based on the assessment that we can supply from November onwards, and this is the 6 to 7 million pens from OneSource. We are entering into long-term arrangement with them, that we discussed unrelated to the current issue. And with them, we agreed on the new slotting, which will result to 6 to 7 million pens from November to March.

Damayanti Kerai:

Sure. And my last question is, when you observed this out of specification issue, so was it contained within few batches? So do you have to do some product recall or it has impacted just few batches and other batches are ongoing normally? So, I just want to understand, yeah, just want to understand when you say commercial supply will be delayed, so it will be complete halt, or it will be partial for the impacted batch?

Erez Israeli:

Sure. So, the plan was to send the API out of that facility with the process. And if the process is not validated, we cannot send quantities to OneSource, and that's what created a halt of supply. So, there will be a halt of supply between now and September. And that's why I said, basically, this is the delay of few months.

There is no recall concern. Whatever was sent was not sent from that scale-up. So, anything that was sent to the market is safe, is released. And there is no concern about recalls or patient safety, as related to this validation. Because these were three validation batches, you have to repeat validation, otherwise you cannot send from the new scale.

Damayanti Kerai:	Sure, thank you. I'll get back in the queue.
Aishwarya Sitharam:

Thanks, Damayanti. Participants are requested to restrict the number of questions to two, so that everyone gets an opportunity to interact with management. The next question is from the line of Neha Manpuria from Bank of America. Neha, please go ahead.

Neha Manpuria:

Thanks, Aishwarya. Hi, Erez. Quick question from my side. So, when you say we need to complete validation, you know, before we can start scaling up again, this would not require any further submission to either the Canadian authorities or any authorities where we get approval from in the interim. Would that be a right assessment?

Erez Israeli:

Yes, that's correct. The validation is the scale-up. So, the idea is to validate the product in the new scale, to allow us to go and to make the product in higher volume, also at OneSource. So that requires more API. So it was more of the scale-up of API, but there is no change to specification or to the submission. Doesn't require any prior approval from any agency.

Neha Manpuria:	Understood. And my second question is, given that we have an alternate supply for OSD, how soon can we add this alternate supply for the injectables, if required, as a backup plan?
Erez Israeli:

So, we do have a backup. It's not the same supplier. But this will require a pre-approval supplement. It means that we are about one year away, give or take, because you normally need to submit it as a pre-approval supplement, and therefore, it will not help us in the next couple of months. Next couple of months, we, unfortunately, have what we have.

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Semaglutide Update Call Transcript
July 9, 2026

Neha Manpuria:

Okay, and sorry, one last question. Just to be clear, the inventory that is there in the market, we do not need to recall any of that - what is already supplied to OneSource and the inventory that is already there in the market.

Erez Israeli:

First of all, correct. I just want to make sure, because you may get that information. There was a recall of one batch in India. It has nothing to do with the issue we are discussing. Okay, but there is one recall in India that we initiated. You know, because of timing, but it has nothing to do with the scale-up. The scale-up batches never went to the market, therefore there is no recall or anything like that associated with it.

Neha Manpuria:	Understood, thank you.
M. V. Narasimham:	Neha, the inventory we have at OneSource is our inventory only. It is not commercially sold.
Neha Manpuria:	Okay, so that will also need to be recalled.
M. V. Narasimham:	No, that is our inventory, part of our inventory.
Erez Israeli:	So, no recall, but we may need to provide for it, that's what he means.
Neha Manpuria:	Got it.
Aishwarya Sitharam:	Thanks, Neha. The next question is from the line of Dr. Bino Pathiparampil from Elara Capital. Bino, please go ahead.
Dr. Bino Pathiparampil:	Hi, good afternoon. First question, would we have to write down any inventory lying with OneSource?
Erez Israeli:	We may need to write down the batches that were associated with that. Probably, yes.
Dr. Bino Pathiparampil:	Got it. Any indication about the value of that?
Erez Israeli:

Just to keep everybody honest. We are in the silent period, as you know, and this is out of the ordinary, but I want to also be sincere. So, likely, and obviously these details you'll see in two weeks-time.

Dr. Bino Pathiparampil:	Got it. And, I know it's silent period, so not about this quarter, but going forward, how does that impact your targeted 20% plus EBITDA margin?
Erez Israeli:

So we are on the same pace and nothing has changed beside this event. So, all the stuff that we have discussed during our NDR, as well as with you guys remain the same. Obviously, we will miss to sell certain quantities in this period of time, so obviously this will be a downside of what we have discussed in May and June, when we met you guys.

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Semaglutide Update Call Transcript
July 9, 2026

Dr. Bino Pathiparampil:	Got it. Thank you very much.
Aishwarya Sitharam:	Thanks, Bino. The next question is from the line of Surya Patra from PhillipCapital. Surya, please go ahead.
Surya Patra:

Thank you for the opportunity. I just wanted to check whether this has impacted in any manner our supply to the Canadian market. Because of this, whether, so far, we have seen any kind of impact or the lot that we have supplied already to the Canadian market, whether that will be having any implication because of the impurity issue that we have detected now.

Erez Israeli:

So the answer is no, whatever we send to the Canadian market will not get impacted. It was done with a different scale. This was, as I mentioned before, a validation of a new scale-up that we made, so no impact of whatever we sent to Canada until now. The impact on the Canadian market will be because we will not be able to supply in the next couple of months, so there will be future impact of that.

Surya Patra:	Okay, yeah, that is it, sir. Thank you, thanks a lot.
Aishwarya Sitharam:	Thanks, Surya. The next question is from the line of Tushar Manudhane from Motilal Oswal. Tushar, please go ahead.
Tushar Manudhane:

Thanks for the opportunity. So, just one question to ask, this impurity is coming from the raw material side, or because of the reaction, or is it to do with equipment-related issue? If you could highlight.

Erez Israeli:	It's the impurity that comes from the API that degraded in the formulation. So you detect it when you do the testing to release the batch. In the formulation, it was detected, and it was out of spec.
Tushar Manudhane:	No, I understand that, but within the API, again, is it to do with the raw material that was received for manufacturing API, or is it to do with the process or the reaction of manufacturing the API?
Erez Israeli:	It is to do with the process and the reaction of the API.
Tushar Manudhane:	So, effectively, does it require the equipment change to address this issue? I understand it's too early in terms of root cause analysis, but prima facie, whatever you could share.
Erez Israeli:	To the best of my understanding, no, it will not require that. It's required to tweak the parameters to control that impurity.
Tushar Manudhane:

Got it, sir. And just lastly, while the scale-up batches have an issue, for the relatively lower scale batches, at least, offtake might continue? Or that also we'll have to stop to understand the root cause of this impurity?

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Semaglutide Update Call Transcript
July 9, 2026

Erez Israeli:

So naturally, right now, we are investigating, because also the small scale was moved into that process. So right now, it will be halted until we validate and feel comfortable that it works. That's why we have to do that. There is some small scale that is underway. This will continue to be produced, but it's not much quantities.

Tushar Manudhane:

Once you've solved the problem, the validation batches manufacturing will take, like, a month or two? Is that a safe understanding? If you could just break the timeline from here till, let's say, November, in terms of the root cause analysis, and subsequently taking up the validation batches, in terms of manufacturing.

Erez Israeli:

Yes, I mentioned to Damayanti. I'm assuming that it will take us from days to a week or two to find exactly what we need to correct. And then we need to start to make those batches and to release them. Upon successful production of those batches, we need to send them to OneSource, and then we need to make the batches and test them. Some of the tests take up to three weeks because of sterility. All of that process will take us as early as end of September. If everything will be successful, and of course, it can also be different, but assuming success, we can resume commercial supply in October to OneSource and then move from there. The 6 to 7 million pens that I mentioned is assuming supply of commercial quantities to the market from November onwards. Could be an upside of a week or two, but this is, give or take, the timelines that we are discussing.

Tushar Manudhane:	Got it, sir. Thanks, thank you.
Aishwarya Sitharam:	Thanks, Tushar. The next question is from the line of Kartik Mehta from ICICI Securities. Kartik, please go ahead.
Kartik Mehta:

Yeah, hi, thank you, Aishwarya. What is the milestone that we should track in terms of you being able to reach this by September? And when you say it is an unknown impurity, are we using external consultants here? And isn't there a regulatory sort of an approval or communication also which will be required, while you have done it actually voluntarily, which is what is right way to do. But I'm just trying to understand when you say it will happen by September end, and this issue was known to us, let's say yesterday. So, what is it that you guys have drawn, and how should we practice? Thank you.

Erez Israeli:	So first, Kartik, there is no need to inform any agencies. There is no change of specs or change of regulatory filing. This is one of your questions.

When you get result of out of spec, you have to stop and see what needs to be changed, because obviously you cannot continue. Especially on validation, you need to take the process, tweak it again, and validate it again. Once it's validated, only then you can use the scale up, and that's what we plan to do. What went wrong in this batch, I don't know, but we got the results, and that's what we are trying to investigate. It's a process issue, like I mentioned before. And we'll have to tweak it, and scale it again. The timelines I already mentioned.

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Semaglutide Update Call Transcript
July 9, 2026

And you know, I'm 35 years in this industry. It's happened before, unfortunately. But right now, the way I see it is that we have our R&D people that can take care of that. They are using also external people that can help them, but by and large, it's something that is in our capability to deal with, to fix it, and to scale it.

Because we communicated in length and in details with the shareholders and with the markets about semaglutide, it was very important for us to make sure that you are aware that we have now a supply issue for the next three months.

Kartik Mehta:

So, I'm sure you guys would have thought over it. Alternatively to do this with another supplier, will it take more time to reach that commercial scale, so an alternate supplier would not be the correct option? Also do we need external consultants to resolve this, because this is an unknown impurity, if that is what I heard correctly. Thank you.

Erez Israeli:

So, first we are qualifying another supplier, but the timelines, as I mentioned to Neha, I believe it was her question, it will take time. It's about a year away. So we are going to do it unrelated, but this part that we want to resolve in, like, 3 months, it will have to be with the current process and the current API source.

Our team is also using external for some help and knowledge that we receive. We always use external help when needed. But there is no need of external help or anything like that. It's a product that was developed by us and people should resolve it and are using also help, if needed. So, to your question, in parallel, we are also qualifying another supplier as a backup, but it will come later as a pre-approval supplement.

Kartik Mehta:	And there is no product recall here for this batch because this batch never went into the market. Is that understanding correct?
Erez Israeli:

That understanding is correct. I am mentioning it again. No recall. It's a batch. We tested it. We found one of the impurity out of specs and this batch was never shipped to a market and never shipped to any customer, therefore no recall is needed.

Kartik Mehta:	Thank you and all the best. Thank you.
Aishwarya Sitharam:	Thanks Kartik. The next question is from the line of Dr. Kunal Damesha from Macquarie. Kunal, please go ahead.
Dr. Kunal Dhamesha:

Hi, thank you for the opportunity. Just one question on the impurity being part of API. My understanding, and I may be wrong here, but API as a cost of overall manufacturing of this pen is very low. So, why not keep on manufacturing the API in batches, and whichever batch succeeds, keep supplying that. There might be some incremental cost of API, maybe one or more batches, we'll have to discard, but we can continue with the production, right? So, why this decision of stopping the API manufacturing altogether when API cost is a very miniscule part of overall manufacturing cost.

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Semaglutide Update Call Transcript
July 9, 2026

Erez Israeli:

It has nothing to do with the cost here. It's about GMP. If you are failing a validation, you cannot continue. So, you have to control the process as per GMP and commitment to GMP and quality. So, because the product shows degradation in the scale-up batch for validation, you have to repeat validation. We cannot supply to the market, a product that is not validated. It's GMP, it's about safety of people. Cost is not relevant.

Dr. Kunal Dhamesha:

Okay, and second aspect on this, let's say the entire batch, which basically showed the issue, and the earlier batches would not have shown such issue, right? So how much time does it take to manufacture one batch for us?

Erez Israeli:

So, it's not just to make, it's also the testing, and then we need to give it for filling of the cartridge and then we need to do the sterility test. So, all of that together will take something like two months. So, that's how I gave you the timelines of end of September. Of course, there is always a way to squeeze the time, but I want to be on the safe side, and to give you a reliable assessment of the situation. That's where it came from.

Dr. Kunal Dhamesha:	Sure. Thank you, and all the best.
Erez Israeli:	Thank you.
Aishwarya Sitharam:	Thanks, Kunal. The next question is from the line of Kartick Bane from Bajaj life. Kartick, please go ahead.
Kartick Bane:

Thank you very much for the opportunity. So, my question is to do more with the kind of impurity that we are talking about. Is it related to the addition, deletion, or substitution of any amino acids which are in the peptide? Or is it to do with some change in the excipients because of which the physical characteristics of the final formulation is getting affected? Or is it the degradation, because of which there is less concentration that needs to go into the vial. So what kind of technical issue is here, if you can enlighten me on that.

Erez Israeli:	So, it's a degradation of that impurity that was detected in the final product. What caused the degradation? I don't know.
Kartick Bane:	And, have any of the other companies like Eli Lilly or Novo Nordisk or other peptide companies faced a similar issue, that has come into the public domain?
Erez Israeli:	Not that I'm aware of. I'm not aware. Maybe, but I'm not aware.
Kartick Bane:	Okay, thank you.
Aishwarya Sitharam:	Thanks, Kartick. The next question is from the line of Shyam Srinivasan from Goldman Sachs. Shyam, please go ahead.

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Semaglutide Update Call Transcript
July 9, 2026

Shyam Srinivasan:

Yeah, good evening. Thank you for taking my question. Just the first one on the guidance for 6 to 7 million in Q3, Q4. Erez, I just want to understand from a demand perspective. You know, we are not sure yet, so, just want to understand how is demand panning out? What has given us the comfort that we'll still be able to do that with a quarter delay, let's assume, of your guidance, which was the earlier guidance, right? So just from a demand, anything has changed, or what gives us that comfort?

Erez Israeli:

Nothing has changed. Unfortunately, if we had 15 million, we could supply that also. So, there is no shortage of demand, and I don't see shortage of demand also going forward. Yeah, so I'm pretty confident about the demand going forward.

Shyam Srinivasan:

But, Erez, from a timeline perspective, competitive intensity can increase, right? So, we could have Sandoz and others come through, right? Aspen, many other companies, so… but you still think demand is outstripping supply?

Erez Israeli:	Yes. Yes. And some of the names are being supplied by us as well.
Shyam Srinivasan:	Got it. And just the last question, for us to move away from OneSource to our own fill finish, does this change the plans? Is there any timeline on when that switch can also happen?
Erez Israeli:

We are committed to be with OneSource actually for long term. We will have also our backup facilities. But we are committed to a relationship with OneSource, and they are committed to our relationship. I believe that we are going to be an important partner for them for many years, and so are they for us. So, there is no plan to leave them, in that respect, but we are building our facility, and we also use that for our product.

Shyam Srinivasan:	So, I thought we had a large capacity, like, 25, 30 million, perhaps, right? So, that's not for ourselves? Why will we still need OneSource, say, 12, 18 months later? I'm just curious, sorry.
Erez Israeli:

I'm reiterating just to make sure. First of all, you're right, we will have a large capacity. It will be used for semaglutide as well as for other products. And, we have a good use of that line as well. I just want to make sure people will not misunderstand. We plan to enter into a long-term relationship with OneSource on semaglutide injection.

Shyam Srinivasan:	Got it. Thank you. All the best.
Aishwarya Sitharam:	Oh, okay. We also have some media colleagues on the line, Erez. I hope it's okay for us to take some questions from the media as well.
Erez Israeli:	Sure, go ahead.
Aishwarya Sitharam:	All right, so we have the next question from the line of Rishika Sadam from Reuters. Rishika, please go ahead.

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Semaglutide Update Call Transcript
July 9, 2026

Rishika Sadam:

My question is, does this mean that Reddy’s is still on target to achieve its annual target that it has set earlier of 12 million pens in the first year of launch? And you talked about 6 to 7 millions between Q3 and Q4. So, how does this sit with the annual target that the company has set earlier? And I have a follow-up question.

Erez Israeli:

Yeah, so naturally, because we are going to lose these months, that's why I mentioned, instead of what we could sell in this period of time, we will sell 6 to 7 million, in addition to what we sold already until now. So the range is between 6 to 7 million for fiscal ‘27.

Rishika Sadam:	Right. Will that be short of what you predicted earlier? I'm just trying to get the numbers in line here, sorry for the confusion.
Erez Israeli:

Yes, because before that, we assumed that we will sell during July, August, September, and October, and now, unlikely that we'll do that, that's why we initiated this clarification to the market and updated the market.

Rishika Sadam:

Right. And, just a clarification on the issue and impurity you talked about. I just wanted to get this right. This was part of the scale-up process and it was identified in a new batch of API. That's correct?

Erez Israeli:	Yeah, that's correct. It's a scale up. There is no concern with anything that was sent to the market until now.
Rishika Sadam:	Right. Thank you. I'll join back if I have a question.
Aishwarya Sitharam:	The next question is from the line of Satviki Sanjay from Bloomberg. Satviki, please go ahead.
Satviki Sanjay:

Hi, Erez. Just checking how this changes your partnership to supply APIs and semaglutide, say, with companies in India, as well as some of the companies in Canada that we talked about, Sandoz, Torrent. If you can share that.

Erez Israeli:

Yes, obviously we updated all of them today, the same as we are updating you. Some of them have alternatives, some of them don't. We agreed with them that they need to do whatever is good for them, but we are committed to resolve it and to resume partnership. If they will choose to do to a different partnership or to go elsewhere, we'll obviously respect it. But we communicated to all of them, and they all understand the situation, and we'll take it from there. Obviously, in the next coming months, we will not be able to supply as was communicated to them before that.

Satviki Sanjay:	Understood. Thank you so much.
Aishwarya Sitharam:	We factored in about 30 min for this call. We've gone over, but we'll probably take one last question before we close, from the line of Abdul Kader Puranwala from ICICI again. Abdul, please go ahead.

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Semaglutide Update Call Transcript
July 9, 2026

Abdulkader Puranwala:

Just taking the previous participant’s question ahead, in terms of our supplies to our partners. So, will the duration in which we are not able to supply attract any failure to supply kind of a fee? And likewise for OneSource, where we earlier talked about taking out close to 12 million pens from them. So, is there any payment we will have to make for the entire supplies as against what we are budgeting now for the second half?

Erez Israeli:

So, there are no penalties as such, potentially, and it was not under discussion, I just want to give you my assessment. Naturally, some of the arrangements that we made with some of the customers, that involved down payment and stuff like that, we may need to renegotiate that, but there is no penalty as such, and I'm not anticipating those. And not just that, I am hopeful that it's a product for many, many years and will continue the relationship with them for many, many years, but there are no penalties as such.

Abdulkader Puranwala:

Okay. And, just last one, if I may, This is again a follow-up for what you have spoken previously. So, in terms of your plans to captively manufacture the product in-house, is there any delay you now sense, when you talk about OneSource being a long-term partner? Is there any delay you are now factoring in your captive manufacturing of this product, as compared to what you were thinking, say a month or a quarter ago?

Erez Israeli:

No, all the plans stay valid, we just have to move. Naturally, also, our facility needs to be supplemented with our API. This API will come only after validation, so the plans will just have to shift for the time or duration that we will resolve this issue. But we will stay with OneSource and we'll have also our facility. Just will take a few more months later than we originally communicated, in anticipation.

Abdulkader Puranwala:	All right. Thank you.
Aishwarya Sitharam:

All right. That was the last question. Thank you so much for joining us today, once again, at very short notice. We value your time and participation on the call. If you have any further questions, please feel free to reach out to me or to the Corporate Communication team, if you're representing media. And with that, we end today's call. Thank you, everyone. Have a good day.

Note: The contents of this transcript have been edited for accuracy and readability, without altering the substance of the discussion.

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